TRANSGLOBE ENERGY CORPORATION REPORTS VOTING RESULTS OF
ELECTION OF DIRECTORS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 9, 2013 - TransGlobe Energy Corporation announces that, at its annual general and special meeting of shareholders held on May 8, 2013, each of the seven nominees proposed as a director and listed in its management proxy circular dated March 25, 2013 were elected as directors. The results of the voting for each nominee are as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
Robert G. Jennings	36,055,143	87.62	5,095,174	12.38
Ross G. Clarkson	41,020,500	99.68	129,817	0.32
Lloyd W. Herrick	38,688,681	94.02	2,461,636	5.98
Geoffrey C. Chase	41,023,137	99.69	127,180	0.31
Fred J. Dyment	38,083,934	92.55	3,066,383	7.45
Gary S. Guidry	38,333,036	93.15	2,817,281	6.85
Erwin L. Noyes	36,040,196	87.58	5,110,121	12.42

About TransGlobe Energy Corporation

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe Energy Corporation's common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com